NY Residential REIT, LLC 1-A/A

Exhibit 13.1

Website

http://nyresidentialreit.com

Public Offering

NY Residential REIT, LLC (the "Company") is planning to raise up to $50 million in a Public Offering.

New York City real estate has long attracted global investors providing income, appreciation, and inflation-protection. However, with the average apartment in Manhattan priced at more than $2 million[1], only a limited pool of investors have the resources necessary to invest directly in Manhattan residential real estate.

Commencement Capital LLC has formed NY Residential REIT to purchase, invest in, and manage a portfolio of residential properties located in Manhattan, which will provide both accredited and non-accredited investors with the ability to obtain exposure to Manhattan residential real

Offering Summary[2]

- **Issuer:** NY Residential REIT, LLC
- **Offering Type:** Regulation A+
- **Sponsor:** Commencement Capital LLC
- **Manager:** Commencement NY LLC
- **Securities Offered:** 5,000,000 common shares
- **Offering Price:** $10/share
- **Minimum Investment:** $1,000
- **Minimum Offering:** $2,000,000
- **Liquidity:** The Company intends to apply for listing with the NYSE, Nasdaq or quotation on the OTC

Strategy





Pure Play Manhattan Residential

What: Condominiums
Single-Family Houses
Apartment Buildings

Where: We will only invest in Manhattan

Why: To provide exposure to Manhattan residential real estate

How: We plan to acquire or invest in properties:
a) in need of large-scale or cosmetic renovation
b) with existing tenancy
c) from sellers in distress or with timing restrictions
d) bulk/fractured condominium units
e) in advance of development completion



